Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management’s Discussion & Analysis

For the six-month period ended February 28, 2025

1.1 Date April 8, 2025

Introduction

The following management’s discussion and analysis, prepared as of February 28, 2025, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the “Company”), and should be read in conjunction with the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025 and February 29, 2024, and the audited consolidated financial statements for the years ended August 31, 2024 and 2023 and the notes thereto. Amounts are reported in Canadian dollars based upon the interim condensed consolidated financial statements prepared in accordance with IAS 34, Interim Financial Reporting and annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com. Unless otherwise noted, all references herein to “dollars” or “$” are to Canadian dollars.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have six years of audited financial statements.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $5,200,643 for the six-month period ended February 28, 2025 as compared to a net loss of $7,382,020 for the same period last year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses, and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in our coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for our powertrains, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. During the six-month period ended February 28, 2025, we issued 911,231 common shares and 45,000 pre-funded warrants (or approximately 86.5% of our outstanding common shares as of April 8, 2025) through various financings for net proceeds of approximately $27.1 million, and we anticipate additional financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

•	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;
•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;

•	improvements in the fuel economy of the internal combustion engine;
•	the availability of service for electric powerboats;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline;
•	consumers’ perceptions about convenience and cost to charge an electric powerboat;
•	the availability of tax and other governmental incentives to manufacture electric powerboats;
•	increased costs related to tariffs and possible inflation; and
•	perceptions about and the actual cost of alternative fuel.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

•	hulls: we purchase all of our hulls from Manunor Inc.;
•	motors: for our electric powertrains, we purchase motors from Danfoss Technologies and E-Propulsion for all of our boats;
•

powertrains: we purchase approximately 100% of our low powered powertrains from E-Propulsion, a Chinese company specialized in the research, development and production of components for electric outboard engines;

•

battery packs: we purchase 100% of our lithium-ion batteries from Neogy who in turn rely upon Samsung cells, and we have an agreement with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion™ powertrain; and

•	casings: we purchase the casings for our powertrains from Tohatsu Corporation, a Japanese company.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers may experience delays in delivering parts and components for our products. If we experience delays in receiving our supplies from these third-parties, if they significantly increase the cost of these components or if they cease offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

Revenues from our electric boat rental business may be affected by a variety of factors that are outside of our control.

Revenues from our electric boat rental business represented 51% of our total revenues in our fiscal year 2024 and only 20% of our total revenue for the six-month period ended February 28, 2025. Future revenues from our electric boat rental business may be affected by the sale in April 2024 of our electric boat rental operations located in Newport Beach, California as well as factors that are outside of our control, including:

•	the appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles at the Portside Ventura marina;
•	the ability to successfully operate our rental operation in Ventura, California that was opened during the quarter ending May 31, 2023, with 6 boats;
•	the ability to successfully operate our rental operation in Palm Beach, Florida that was opened in 2024 with 6 boats initially;
•	the continued desirability of boat rentals as a leisure activity;
•	prolonged unfavourable weather conditions as well as natural disasters such as wildfires and hurricanes may lead to reduced demand for boat rentals; and

•	the local economic condition in and around the areas we offer rentals or may offer rentals in the future.

If revenues from our electric boat rental business decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project which may have a negative impact on the book value of the goodwill associated with the boat rental operations.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Fluctuations in demand for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales and rentals in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales and rentals of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales and rentals were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales and rentals in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales and rentals may be affected to a greater degree than we have previously experienced. Adverse weather could also affect income from our rental business as we tend to rent significantly less boats on rainy or otherwise unappealing days than on sunny and attractive ones. If we experience more rainy or otherwise unappealing days at our marinas than normal, our income from the rental of electric boats could materially decline.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

In the past, most of our sales were directly placed with us online, but approximately 34% of our sales of electric boats in the six-month period ended February 28, 2025 were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that manufacturers provide to dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers as well as our competition, if at all. We might not be able to maintain or improve our relationship with dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projections, and our business, financial condition and results of operations may be adversely affected.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers or by entering into direct partnerships or potentially acquiring independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;
•	the performance of their overall credit portfolios;
•	their willingness to accept the risks associated with lending to dealers; and
•	the overall creditworthiness of those dealers.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year, approximately 94% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. The current U.S. administration has recently implemented tariffs on various countries and products to levels not seen in over 50 years and has imposed and threatened to impose new tariffs on goods manufactured in Canada (like our boats and proposed mass manufacturing of our powertrains). There is uncertainty as to whether the tariffs imposed by the current U.S. administration are permanent, will be increased as a result of retaliatory measures or will be increased unilaterally. Such policy changes and the uncertainty surrounding them may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations. Specifically, such tariffs could increase the cost of our products to U.S. consumers and increase the cost of our rental boat operations in the United States.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates rise because higher rates increase the borrowing costs and, as a result, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and can increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Xavier Montagne, our Chief Operating Officer and Chief Technology Officer, and Raffi Sossoyan, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental; health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards could have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard and the Canadian Coast Guard, meet the ABYC safety standards and have received

CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. If the current U.S. administration implements its threatened significant tariffs on all or select imports from Canada, OEMs located in the United States might not find the post-tariff cost of our powertrains produced at this facility to be sufficiently competitive. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats and powertrains. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are inadequate, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses.

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which could materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;
•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We may need to expend time and money on determining whether our products contain conflict minerals. To date, we have not conducted such an analysis. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

We may seek to grow our business through acquisitions or mergers, and such ventures may not ultimately be successful.

We may decide that to grow our business, we will need to acquire a business or assets or merge with an existing operation.  We cannot assure you that if we make this decision that we will be successful in finding such a business or assets, even if we expend significant time and capital in such an endeavor. If we do acquire such a business or assets, we may have to expend cash and/or issue a significant number of shares to execute such a transaction. Consequently, we may find our company with a restricted cash position after such a transaction or your ownership position could be significantly diluted. Additionally, we may be the target in such a transaction in which case we could be acquired by a third-party and the common shares that you own could be exchanged for securities of third-party entity with different rights and a different business. If we were to acquire such a business or assets or if we were to be acquired or merged into another entity, the resulting transaction could ultimately be unsuccessful and result in a decreased market value of your current ownership position in our Company.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;
•	forecasting production and revenue;
•	expanding our marketing efforts, including the marketing of a new powertrain that we use;
•	controlling expenses and investments in anticipation of expanded operations;
•	establishing or expanding design, manufacturing, sales and service facilities;
•	implementing and enhancing administrative infrastructure, systems and processes; and
•	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not fully protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

While we have filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not yet fully protected our intellectual property rights, particularly for our E-Motion™ powertrain system, through patents or formal copyright or trademark registration. We have currently filed ten patent applications with the U.S. Patent and Trademark Office with respect to our E-Motion™ powertrain system and intend to file another 14 patent applications related to this system over the next twelve months. All filed patent applications are currently pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we fully protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

We have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ powertrain system, to date, we have filed ten completed patent applications to date. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
•	establish and maintain alternative branding for our products and services; or
•	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

•

customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•

third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Such pandemics may disrupt our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Delays in our supply chain could adversely impact our production and, in turn, our revenues. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 94% of our sales and rentals for our 2024 fiscal year occurred in the United States, while 79% of our sales and rentals for the six-month period ended February 29, 2025 occurred in the United States. As a result, we are exposed to an exchange rate risk between the U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2024, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US1.3717:$1.00 to a low of US$1.3425:$1.00, while, in the six-month period ended February 28, 2025, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US1.4390:$1.00 to a low of US$1.3546:$1.00. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2024, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2024. As at February 28, 2025, we are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurance that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements, Nasdaq may choose to delist our securities from its exchange or may subject us to additional restrictions, which may adversely affect the liquidity and trading price of our securities.

Our securities are currently listed on Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”). Nasdaq sets out certain standards that companies quoted on the Nasdaq Capital Market must continue to meet to remain on the Nasdaq Capital Market. In the past, we have received notices from Nasdaq that we failed to comply with some of those standards including that the closing bid price of our common shares no longer complied with the minimum bid price requirement of US$1.00 per share (the “Minimum Bid Price Requirement”).

Although we took steps to regain compliance with the Minimum Bid Requirement by enacting two reverse stock splits that had the practical effect of a 1:135 reverse stock split and satisfied a Nasdaq Hearing Panel of the same, Nasdaq imposed a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that we maintain long-term compliance with all of the Nasdaq’s continued listing requirements. Should we fail to maintain compliance with any continued listing requirement, Nasdaq may notify us if such non-compliance and promptly schedule a new hearing with the Nasdaq Hearing Panel. If we further violate Nasdaq’s continued listing requirement, we could be delisted. A delisting would likely have a negative effect on the liquidity and market price of our common shares and may impair your ability to sell or purchase our common shares when you wish to do so.

If Nasdaq delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•

a determination that our common shares are a “penny stock”, which will require brokers trading in such common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

In an effort to maintain compliance with the Minimum Bid Price Requirement, we recently enacted a third reverse stock split. We may need to enact additional reverse stock splits to maintain compliance if we fail to meet the Minimum Bid Price Requirement in the future.

As mentioned above, we enacted a 1-for-15 reverse stock split of our common shares on August 22, 2024, and a reverse stock split of 1-for-9 of our common shares on October 8, 2024, in an effort to regain compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”). To maintain compliance, the closing bid price of our common shares cannot be less US$1.00 per share for 30 consecutive days, otherwise we would be subject to an automatic Nasdaq Hearing Panel which could result in a delisting from the Nasdaq Capital Market. In an effort to maintain compliance with the Minimum Bid Price Requirement, we enacted a third reverse stock split on a 1-for-10 basis on March 31, 2025. The cumulative effect of the three reverse stock splits was 1-for-1,350. While this action was sufficient to ensure that we maintain a minimum bid price for our common shares above US$1.00, there are no assurances that we will maintain such compliance in the future. If we have to enact a fourth reverse stock split to maintain compliance in the future, we may not be able to do so as the Nasdaq may object to such a fourth reverse stock split or we may not have sufficient room for a reverse stock split given other listing requirements such as the minimum number of common shares required to be in circulation and held by the public. Even if we enacted a fourth reverse stock split, the public markets could view any such future reverse stock split negatively, and the per share price of our common shares could be adversely affected.

Previously issued complex hybrid convertible securities may be subject to multiple interpretations which may leave us open to possible claims and litigation from the holders of such securities.

In the 2024 fiscal year, we issued Series A and B Convertible Preferred Shares which have complex and ambiguous conversion features. Such features may be subject to multiple interpretations. As a result, we may make interpretations that differ from those of the holders of such securities, leaving us open to possible claims and litigation from the holders of such securities. On March 6, 2025, a suit was filed against us in the New York state courts alleging that, in December 2024, we improperly converted certain Series A Convertible Preferred Shares held by the plaintiffs. The suit claims that the floor for the conversion price of the Series A Convertible Preferred Shares should not have been adjusted from US$0.30 to US$40.50 as a result of the cumulative 1:135 reverse stock splits that were enacted in 2024, but rather that such floor should have remained at US$0.30. Consequently, the plaintiffs claim that the conversion price for the Series A Convertible Preferred Shares should have been US$1.23 instead of the US$40.50 at which they were converted. The plaintiffs in this litigation are seeking approximately 101,600 of our Voting Common Shares as well as liquidated damages on the date of their filing of approximately US$2 million. While we vigorously disagree with this assertion and are prepared to defend ourselves in this matter, there are no assurances that we will ultimately prove our position in court or that other holders of our preferred shares will not pursue similar claims.

In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options have been adjusted to reflect the three reverse stock splits enacted by the Company. Comparative references to the above have also been adjusted to reflect the three reverse stock splits.

1.2      Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the six-month period ended February 28, 2025:

On September 10, 2024, the Company announced its strategic alliance with ePropulsion to empower the groundbreaking Phantom Boat, crafted from innovative plastic rotomolding technology. Following its debut at the Miami International Boat Show, the Phantom is set to showcase a customized electric ePropulsion system. In this partnership, the Phantom will be available through select ePropulsion dealers, both on request and by recommendation across its dealer network.

On September 23, 2024, the Company announced the launch of its revolutionary E-Motion™ 180e Inboard electric motor system that delivers a continuous 180hp at the propeller.

On November 18, 2024, the Company announced a new production initiative with Smoker Craft Inc., a U.S.-based pontoon manufacturer known for its precision engineering and advanced manufacturing capabilities. This collaboration is expected to produce a state-of-the-art pontoon platform specifically designed to integrate Vision Marine’s high-performance (180 HP) electric propulsion systems, specifically the pontoon-designed P-Powerpack. The Company believes the powerpack will merge cutting-edge technology and exceptional craftsmanship into a transformative product for the marine industry.

On November 20, 2024, the Company announced its participation in the grand opening of Aileron, a prestigious residential project in Dania Beach Florida. In October 2021, the Company secured its role in the Aileron project under an agreement which includes exclusive use of 400 lineal feet of commercial docks at this prime waterfront location.

On December 1, 2024, the Company announced that it had entered into a milestone partnership with Massimo Marine, the marine division of Massimo Group (Nasdaq: MAMO). This collaboration aims to produce a fully integrated 30-foot electric pontoon platform designed for commercial and recreational markets.

On December 8, 2024, the Company announced a strategic partnership with Armada Pontoons, a renowned manufacturer of high-quality pontoon boats based in Quebec, Canada. This collaboration introduces a new electric pontoon boat design to meet the growing demand for eco-friendly, regulation-compliant, and competitively priced boating solutions for North America’s vast network of lakes.

On January 9, 2025, the Company announced the establishment of a production line for custom cooling plates in partnership with Calip Group, a leader in high-tech welding processes. Under this collaboration, Calip Group will supply components that enhance the thermal management of the Company’s high-voltage (HV) marine battery packs. These custom cooling plates are specifically tailored to meet the stringent demands of marine applications, with production slated to begin in 2025.

On January 14, 2025, the Company announced the filing of its sixth patent application related to its E-Motion™ Electric Powertrain System for a Battery Authentication Encryption Technology. This system is designed to securely integrate proprietary components within the E-Motion™ Electric Powertrain, prevent third-party substitution, and gather valuable boaters’ data, reinforcing the strategic value of the Company’s advanced technology.

On January 27, 2025, the Company announced the filing of its seventh patent application related to its E-Motion™ Electric Powertrain System for a new Independent Fault Detection Technology which is designed to autonomously manage critical powertrain components, improving operational performance and reliability, while addressing the unique demands of the electric marine industry.

On January 31, 2025, the Company announced that one of its boats integrated with our E-Motion™ 180E Electric Marine HV Powertrain has successfully received “CE” certification or European conformity.

On February 6, 2025, the Company announced the filing of its eighth patent application related to its E-Motion™ Electric Powertrain System for its newly developed Distributed Control System Architecture, which aims to simplify system integration, enhance scalability, and improve operational efficiency in electric marine vessels.

On February 10, 2025, the Company announced the appointment of Pierre-Yves Terrisse to its Board of Directors.

On February 12, 2025, the Company announced that it has expanded its partnership with Aileron Residences, a premier luxury waterfront community being developed in Dania Beach, Florida, enabling the Company’s boat rental operations to progressively begin offering rental services in the near future. As part of this expanded partnership, Aileron Residences residents will be eligible to receive automatic membership to the Company’s exclusive electric boat club in the near future, granting them effortless access to a fleet of high-performance electric vessels. This integration underscores Aileron’s commitment to enhancing its future community, by offering premium electric boating amenities.

On February 19, 2025, the Company announced an enhanced collaboration with Electrified Marina, the only 100% electric watercraft dealer in the U.S. Through this strengthened partnership, the Company will provide Electrified Marina with additional resources to bolster its role as a leading distributor and ambassador for the Company’s E-Motion™ electric propulsion technology. This initiative aims to expand consumer access to high-performance, zero-emission boating solutions along the East Coast.

On February 21, 2025, the Company announced that its Board of Directors had approved the establishment of a stock repurchase program authorizing the repurchase of up to 5% of the Company’s issued and outstanding common shares. The Company intends to enter into a 10b-18 trading plan establishing such a program in the near future. Under this authorization, the Company envisions repurchasing shares from time to time at its discretion through a 10b-18 trading plan. The timing and amount of any repurchases would be determined pursuant to such plan. To date, no repurchases have been made under this plan.

On February 24, 2025, the Company announced the filing of its ninth patent application related to its E-Motion™ Electric Powertrain System for its Outboard Power Control Unit (“PCU”) designed for electric marine vessels for the autonomous management of propulsion parameters and cooling operations to deliver enhanced efficiency and reliability. Leveraging a dual-CAN bus architecture, the PCU promotes seamless communication with both internal sensors and actuators within the outboard engine housing and external vessel control units. This architecture promotes real-time autonomous control of the electric motor, designed to increase performance while maintaining robust safety protocols and scalability.

On February 27, 2025, the Company announced the signing of a three-year exclusive supply agreement with MS Marine GmbH (“STERK”). This agreement positions the Company to become the sole provider of electric propulsion systems for STERK boats and grants the Company the exclusive global distribution rights for electric-powered STERK vessels with the Company’s electric propulsion systems.

On March 10, 2025, the Company announced the filing of its tenth patent application related to its E-Motion™ Electric Powertrain System for its Adaptive Control of a Water Pump in a Marine Propulsion System, which is designed to regulate pump operation based on real-time conditions, optimizing cooling efficiency, reducing energy consumption, and extending propulsion component longevity.

Financings

During the six-month period ended February 28, 2025 as well as the period up to the filing date of this report, the Company issued the following securities:

On September 16, 2024, the Company issued 37,778 Voting Common Shares as part of a public offering for a total cash consideration of $4,619,240 less transaction costs of $1,051,801.

During the month of September 2024, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares.

During the six-month period ended February 28, 2025, the Company issued a total of 28,451 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to marketing, investor relations and board fees.

In October 2024, the Company established an “at-the-market” facility with ThinkEquity LLC for the sale of up to US$11.75 million of Voting Common Shares. During the six-month period ended February 28, 2025, the Company issued 447,816 Voting Common Shares as part of the “at the market” public offering for a total cash consideration of $16,703,749 less transaction costs of $965,662.

On October 8, 2024, the Company implemented a reverse stock split, consolidating every 9 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 19,512 Voting Common Shares.

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares in exchange for 4,821 Voting Common Shares. Following this conversion, there were no Series A Convertible Preferred Shares issued and outstanding.

On January 16, 2025, the Company issued 425,640 Voting Common Shares and 45,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $7,656,000 less transaction costs of $1,106,374, of which $627,146 was recorded as a reduction in equity and $479,228 was recorded as an expense. As part of this private placement, the Company issued warrants to purchase 235,320 Voting Common Shares for a period of five and a half years from the issuance date at an exercise price at US$15.00.

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares in exchange for 7,408 Voting Common Shares. Following this conversion, there were no Series B Convertible Preferred Shares issued and outstanding.

In February 2025, 45,000 Pre-Funded Warrants were converted into 45,000 Voting Common Shares.

During the month of March 2025, the Company issued a total of 6,318 Voting Common Shares to third parties in exchange for sub-contracting services provided to the Company related to marketing, investor relations and board fees.

On March 31, 2025, the Company implemented a reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 65,664 Voting Common Shares.

Incentive Stock Options

During six-month period ended February 28, 2025, the Company did not grant any stock options.

1.3       Selected Annual Financial Information

	Year Ended August 31, 2024	Year Ended August 31, 2023	Year Ended August 31, 2022
	$	$	$
Revenue	3,794,345	5,651,502	7,350,946
Gross Profit	1,497,438	1,536,426	3,285,565

Expenses	(15,813,521)	(22,694,487)	(16,139,007)

Income/(Loss) before Tax	(14,316,083)	(21,158,061)	(12,853,442)

Income Taxes	(255,463)	(280,875)	258,343

Total comprehensive income/(loss)	(13,966,200)	(20,542,229)	(12,802,680)
Basic & Diluted Earnings/(Loss) per Share	(1,534.83)	(3,000.46)	(2,118.22)

Balance Sheet
Working Capital Surplus(1)	923,886	3,636,936	8,727,011
Total Assets	11,420,241	24,046,512	29,100,209
Total Long-Term Liabilities	2,675,347	7,631,898	2,197,684

(1) Working capital surplus (deficit) is calculated using current assets less current liabilities

Selected Quarterly financial information

Quarter end	Revenues	Total comprehensive income (loss)	Income (Loss) per Share
	$	$	$
February 28, 2025[5]	105,282	(3,610,416)	(5.57)
November 30, 2024[4]	142,411	(1,602,337)	(19.75)
August 31, 2024[3]	1,019,189	(3,655,827)	(356.39)
May 31, 2024	1,060,153	(2,949,434)	(333.33)
February 29, 2024[2]	728,611	(8,414,588)	(969.68)
November 30, 2023¹	986,392	1,053,649	119.60
August 31, 2023	2,120,447	(4,354,706)	(545.58)
May 31, 2023	1,300,100	(3,056,639)	(428.88)
February 28, 2023	831,195	(6,700,505)	(1,033.67)

¹ The Company had a net finance income related to its derivative liabilities of $5,411,168.

2 The Company recorded a goodwill impairment loss of $4,274,000 and had a net finance income of $906,760 related to its derivative liabilities.

3 The Company recorded a goodwill impairment loss of $4,430,182 and had a net finance income of $3,564,240 related to its derivative liabilities.

4 The Company had a net finance income related to its derivative liabilities of $1,673,420.

5 The Company had a net finance income related to its derivative liabilities of $1,456,228.

Three-month period ended February 28, 2025

Revenue for the three-month month period ended February 28, 2025 was $105,282 (February 29, 2024: $728,611); the decrease of 86% resulted primarily from a decrease in the revenue generated by the Company’s boat rental operations which were largely affected by the sale of EB Rental, Ltd. (“EBR”) in April 2024. Excluding the revenues generated by EBR in the corresponding prior period, the decrease in revenue for the period would have been 45%. A general downturn in the boating industry as well as severe weather, such as the wildfires in California, are the primary reasons for this drop in revenue. The Company recognized a gross loss of $5,702 for the three-month period ended February 28, 2025 compared to a gross profit of $220,083 in the corresponding prior period. The decrease is due primarily to the decrease in revenues in the current period. The following provides an analysis of the sale of electric boats and revenue from boat rental operations:

	Three-month period ended February 28, 2025	Three-month period ended February 29, 2024	Decrease
Sale of Electric Boats	78,332	176,028	(56)%
Rental of electric boats	26,950	552,583	(95)%
	$105,282	$728,611	(86)%

During the three-month period ended February 28, 2025, the Company incurred a net loss of $3,606,124 compared to a net loss of $8,407,149 for the corresponding prior period. The decrease in net loss was mainly attributable to the absence of a goodwill impairment loss in the current period (February 29, 2024: $4,274,000), an increase in gains attributable to mark to market valuations of the Company’s derivative liabilities at the balance sheet date and a decrease in transaction costs recognized upon the issuance of certain securities, which were partially offset by a drop in revenues and an increase in operating expenses as explained below. Overall, the Company’s operating expenses for the three-month period ended February 28, 2025 were $4,286,367 (February 29, 2024: $3,494,890), representing a 23% increase when compared to the corresponding prior period.

The following variances were observed for the three-month period ended February 28, 2025:

•

Research and development costs for the three-month period ended February 28, 2025 were $789,975 (February 29, 2024: $334,731); the increase was due to integration costs related to the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes with several major boat manufacturers including Smoker Craft Inc., Massimo Marine and STERK.

•

Office salaries and benefits for three-month period ended February 28, 2025 were $944,926 (February 29, 2024: $1,074,772). The decrease is due to reduced staffing since the beginning of the prior fiscal year.

•

Selling and marketing expenses for the three-month period ended February 28, 2025 were $1,060,765 (February 29, 2024: $611,492) due to increased attendance at boat shows as well as increased marketing and investor relations costs.

•

Professional fees for the three-month period ended February 28, 2025 increased to $891,696 (February 29, 2024: $513,555) due to increased legal costs associated with required regulatory filings related to various capital raises in the quarter as well the organization of a general shareholders’ meeting in the quarter.

•

Office and general expenses for the three-month period ended February 28, 2025, were $470,575 (February 29, 2024: $707,379) due to cost-cutting measures the Company began implementing since the beginning of the prior fiscal year.

•

Share-based compensation for the three-month period ended February 28, 2025 decreased to $14,090 (February 29, 2024: $72,019), as the Company had not granted any stock options during the three-month period ended February 28, 2025. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•

Net finance income for the three-month period ended February 28, 2025 amounted to 675,189 (February 29, 2024: Net finance expense of $861,776). This balance consisted primarily of gains attributable to the period-end fair value adjustments caused by the issuance of warrants and preferred shares which are classified as derivative liabilities for accounting purposes rather than equity of $1,456,229 (February 29, 2024: $960,760) partially offset by transaction costs recognized upon the issuance of certain securities of $845,995 (February 29, 2024: $1,710,683).

Six-month period ended February 28, 2025

Revenue for the six-month month period ended February 28, 2025 was $247,693 (February 29, 2024: $1,715,003); the decrease of 86% resulted primarily from a decrease in the revenue generated by the Company’s boat rental operations which were largely affected by the sale of EB Rental, Ltd. (“EBR”) in April 2024. Excluding the revenues generated by EBR in the corresponding prior period, the decrease in revenue for the period would have been 29%. A general downturn in the boating industry as well as severe weather, such as the wildfires in California, are the primary reasons for this drop in revenue. The Company recognized a gross loss of $56,152 for the six-month period ended February 28, 2025 compared to a gross profit of $655,611 in the corresponding prior period. The decrease is due primarily to the decrease in revenues in the current period. The following provides an analysis of the sale of electric boats and revenue from boat rental operations:

	Six-month period ended February 28, 2025	Six-month period ended February 29, 2024	Decrease
Sale of Electric Boats	198,724	294,618	(33)%
Rental of electric boats	48,969	1,420,385	(97)%
	$247,693	$1,715,003	(86)%

During the six-month period ended February 28, 2025, the Company incurred a net loss of $5,200,643 compared to a net loss of $7,382,020 for the corresponding prior period. The decrease in net loss was mainly attributable to the absence of a goodwill impairment loss in the current period (February 29, 2024: $4,274,000), a decrease in transaction costs recognized upon the issuance of certain securities and a decrease in operating expenses as explained below, which were partially offset by a drop in revenues and a decrease in gains attributable to mark to market valuations of the Company’s derivative liabilities at the balance sheet date. Overall, the Company’s operating expenses for the six-month period ended February 28, 2025 were $7,212,104 (February 29, 2024: $8,252,571), representing an 13% decrease when compared to the corresponding prior period.

The following variances were observed for the six-month period ended February 28, 2025:

●	Research and development costs for the six-month period ended February 28, 2025 were $1,043,985 (February 29, 2024: $1,319,237); the decrease was due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period, which was partially offset by integration costs related to the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes with several major boat manufacturers including Smoker Craft Inc., Massimo Marine and STERK.
●	Office salaries and benefits for six-month period ended February 28, 2025 were $1,434,871 (February 29, 2024: $1,905,226). The decrease is due to reduced staffing since the beginning of the prior fiscal year.
●	Selling and marketing expenses for the six-month period ended February 28, 2025 were $1,607,746 (February 29, 2024: $1,400,824) due to increased attendance at boat shows as well as increased marketing and investor relations costs.
●	Professional fees for the six-month period ended February 28, 2025 increased to $2,008,552 (February 29, 2024: $1,606,407), due to increased legal costs associated with required regulatory filings related to various capital raises in the period as well the organization of a general shareholders’ meeting in the period.
●	Office and general expenses for the six-month period ended February 28, 2025, were $846,114 (February 29, 2024: $1,460,374) due to cost-cutting measures the Company began implementing since the beginning of the prior fiscal year.

●	Share-based compensation for the six-month period ended February 28, 2025 decreased to $32,457 (February 29, 2024: $146,352), as the Company had not granted any stock options during the six-month period ended February 28, 2025. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.
●	For the six-month period ended February 28, 2025, the Company realized net finance income of $2,079,136 (February 29, 2024: $4,362,403). This unfavorable variance was due primarily to decreased gains attributable to the period-end fair value adjustments caused by the issuance of warrants and preferred shares which are classified as derivative liabilities for accounting purposes rather than equity of $3,129,648 (February 29, 2024: $6,317,928) partially offset by decreased transaction costs recognized upon the issuance of certain securities of $1,040,742 (February 29, 2024: $1,860,335).

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and electric boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2021, the Company raised gross proceeds of US$27,600,000 from its initial public offering onto the Nasdaq, and during the year ended August 31, 2023, the Company raised $12,437,523. In addition, during the fiscal year ended August 31, 2024, the Company raised $8,326,492. During the six-month period ended February 28. 2025, the Company raised a further $27,145,659. However, should the Company need further funding, there is no assurance that funding will be possible at the times required by the Company. If no funds can be raised and sales of its outboard powertrain systems and electric boats does not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company generated a net loss before tax of $5,187,407, and a net loss of $5,200,643 during the six-month period ended February 28, 2025 and had a cash balance and a working capital surplus of $15,324,176 and $23,300,099, respectively, as at February 28, 2025. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the interim condensed consolidated financial statements for the six-month period ended February 28, 2025.

As of April 8, 2025, the Company had 1,105,746 issued and outstanding common shares and 1,371,788 on a fully diluted basis.

The Company had $23,300,099 of working capital surplus as at February 28, 2025 compared to $923,886 working capital surplus as at August 31, 2024. The increase in working capital surplus during the six-month period ended February 28, 2025 resulted from the cash used in operations of $11,529,217 (February 29, 2024: $9,957,547); cash used in investing activities of $89,049 $ (February 29, 2024: $247,130) resulting from the additions to property and equipment of $34,563 (February 29, 2024: $247,130) and intangible assets of $54,486 (February 29, 2024: nil); financing activities provided cash of $26,879,316 (February 29, 2024: $8,030,503), caused mainly by the issuance of various securities of $27,145,659 (February 29, 2024: $8,326,492), and by an increase in long-term debt of $280,500 (February 29, 2024: $247,000). These increases were partially offset the repayment of lease liabilities of $72,803 (February 29, 2024: $340,880), the repayment of long-term debt of $372,016 (February 29, 2024: $184,020) and the repayment of advances from related parties of $102,024 (February 29, 2024: nil).

1.7 Capital Resources

As at February 28, 2025, the Company had cash of $15,324,176 (August 31, 2024: $63,126).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 11 and 22 of the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Related party balances and transactions

The following table summarizes the Company’s related party transactions for the period:

	Three-month period ended February 28, 2025	Three-month period ended February 29, 2024	Six-month period ended February 28, 2025	Six-month period ended February 29, 2024
	$	$
Research and Development
Mac Engineering, SASU	302,058	788,870	1,392,983	1,580,776

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one-year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at February 28, 2025, the right-of-use asset for this lease was nil [August 31, 2024 – nil] and the lease liability was nil [August 31, 2024 – nil]. For the three-month and six-month periods ended February 28, 2025, rent expense of $69,358 and $136,696 respectively [February 29, 2024 – nil for both periods] was recorded under the renegotiated lease.

Remuneration of directors and key management of the Company

	Three-month period ended February 28, 2025	Three-month period ended February 29, 2024	Six-month period ended February 28, 2025	Six-month period ended February 29, 2024
	$	$	$	$
Wages	361,871	494,216	718,358	996,231
Share-based payments – capital stock	154,336	50,038	241,502	116,626
Share-based payments – stock options	5,857	61,552	16,595	83,106
	522,064	605,806	976,455	1,195,963

The amounts due to and from related parties are as follows:

	As at February 28, 2025	As at August 31, 2024
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to (from) related party
Alexandre Mongeon	17,266	(84,616)

	As at February 28, 2025	As at August 31, 2024
	$	$
Amounts due to related parties included in trade and other payables:
Alexandre Mongeon	21,538	86,115
Raffi Sossoyan	11,500	11,500
Xavier Montagne	11,615	11,615
California Electric Boat Company Inc.	—	197,862
Mac Engineering, SASU	18,519	1,006,541
	63,172	1,313,670

Advances from related parties are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates in the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 2 of the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2024, except for the adoption of the amendments to IAS 1 Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants on September 1, 2024 as described in Note 2 of the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company has been made known to them; and
•	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at February 28, 2025 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2024, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at February 28, 2025.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at February 28, 2025, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s interim condensed consolidated financial statements as at and for the three-month and six-month periods ended February 28, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the six-month period ended February 28, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Notes 13 and 19 to the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2025.

1.15 Additional Information

HEAD OFFICE	CAPITALIZATION

730 Boulevard du Cure-Boivin	(as at April 8, 2025)
Boisbriand, QC
J7G 2A7	Common Shares Authorized: Unlimited

Tel: (450) 951 - 7009	Common Shares Issued: 1,105,746

Email: admin@v-mti.com

OFFICERS & DIRECTORS

Steve P. Barrenechea	AUDITORS
Director
M&K CPAS, PLLC
Anthony E. Cassella Jr.	24955 Interstate Hwy 45 Suite 400,
Director	The Woodlands, TX,
77380
Dr. Philippe Couillard
Director

Luisa Ingargiola
Director

Pierre-Yves Terrisse	LEGAL COUNSEL
Director
Ortoli Rosenstadt LLP
Alexandre Mongeon,	366 Madison Avenue
Chief Executive Officer and Director	3rd Floor
New York, New York 10017
Xavier Montagne
Chief Operating Officer and Chief Technology Officer

Raffi Sossoyan, CPA
Chief Financial Officer